

September 24, 2021

Amy Nauiokas
Chief Executive Officer
Anthemis Digital Acquisitions I Corp
122 Hudson Street
3rd Floor
New York, New York 10013

> **Re: Anthemis Digital Acquisitions I Corp**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 8, 2021**
> **CIK No. 0001853928**

Dear Ms. Nauiokas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Amendment No. 2 on Form S-1

Notes to Financial Statements
Note 7 - Shareholder's Equity
Warrants, page F-14

1. We note that you intend to account for the public and private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance